

August 25, 2010

via U.S. mail and facsimile

Mr. David E. Price, Director
Algoil, Inc.
13520 Oriental St.
Rockville, MD 20853

> **RE:**   **Algoil, Inc.**
> **Form 8-K Item 4.01**
> **Filed August 23, 2010**
> **File No. 0-52556**

Dear Mr. Price:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. We note your disclosure in the first and third paragraphs that you "replaced" the former accounting firm. It appears the former accounting firm was dismissed. If so, please revise your filing to disclose that the former accounting firm was dismissed, instead of replaced, pursuant to Item 304(a)(1)(i) of Regulation S-K.

2. In the first paragraph, you state the new accounting firm was engaged as of and for the year ended June 30, 2010. We note, however, the indications in the fourth, fifth and ninth pargraphs that your fiscal year ends December 31. Please advise and revise your filing accordingly.

3. You state in the seventh paragraph "During the two most recent fiscal years and through March 31st, 2010, there (i) have been no disagreements with the Former Accounting Firm on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Former Accounting Firm, would have caused the Former Accounting Firm to make

reference to the subject matter of such disagreements in its reports on the financial statements for such years and (ii) were no reportable events of the kind in Item 304(a)(1)(v) of Regulation S-K." It is unclear why you refer to March 31, 2010, as your disclosure should follow Item 304(a)(1)(iv) of Regulation S-K and state whether there were any such disagreements and reportable events during your two most recent fiscal years through the date of change of accountants. We assume this date of change is August 20, 2010. If so, please revise your filing accordingly.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please furnish your supplemental response via EDGAR in response to these comments within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. You may wish to provide us with marked copies of each amended filing to expedite our review. Direct any questions regarding the above to the undersigned at (202) 551-3743.

Sincerely,

Jenn Do
Staff Accountant